Leslie S. Brush • Vice President-Legal, Chief Governance Officer and Secretary

leslie.brush@sungard.com • 484-582-5512 tel • 610- 687-3725 fax

November 28, 2006

By EDGAR and FedEx

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	SunGard Data Systems Inc.

Form 10-Q for the Quarterly Period Ended September 30, 2006

File No. 001-12989

Dear Mr. Krikorian:

On behalf of SunGard Data Systems Inc. (the “Company”), we are writing to respond to the comment set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated November 16, 2006 (the “comment letter”) relating to the above-referenced Form 10-Q for the quarterly period ended September 30, 2006.

For your convenience, the numbered paragraph of this letter corresponds to the numbered paragraph of the comment letter.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Note 9. Supplemental Guarantor Condensed Consolidating Financial Statements, page 11

1.	In future filings, beginning with our Form 10-K for the year ending December 31, 2006, in the note to the financial statements entitled “Supplemental Guarantor Condensed Consolidating Financial Statements,” we will (a) state that all the Guarantor Subsidiaries are “100% Owned” by the Company and (b) revise the disclosure to indicate that the guarantees are “full.” We anticipate that this disclosure in future filings will be presented as follows:

On August 11, 2005, in connection with the Transaction, we issued $3.0 billion aggregate principal amount of the outstanding senior notes and the outstanding senior subordinated notes as described in Note 5. The senior notes are jointly and severally, fully and unconditionally guaranteed on a senior unsecured basis and the senior subordinated notes are jointly and severally, fully and unconditionally guaranteed on an unsecured senior subordinated basis, in each case, subject to certain exceptions, by substantially all wholly owned domestic subsidiaries of the Company (collectively, the “Guarantors”). Each of the Guarantors is 100% owned, directly or indirectly, by the Company. All other subsidiaries of the Company, either direct or indirect, do not guarantee the senior notes and senior subordinated notes (“Non-Guarantors”). The Guarantors also unconditionally guarantee the senior secured credit facilities, described in Note 5.

The Company believes that correcting this disclosure in future filings is appropriate, but does not think that the revised disclosure represents a material change that would require it to file an amendment to the Form 10-Q for the period ending September 30, 2006. We note that the Company has included disclosure in registration statements recently filed with the SEC to the effect that the guarantors are fully guaranteeing the notes and that the guarantors are 100% owned by the Company. Although the Company inadvertently did not include corresponding disclosure in the Form 10-Q, we believe that the fact that the Company has previously presented the more complete disclosure, combined with the fact that the omission in the 10-Q does not relate to any newly presented operational or financial information about the Company, supports our position.

SunGard • 680 East Swedesford Road • Wayne, PA 19087

In addition the Company also acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Thank you very much for your consideration of our response. If you have any questions about our response, please call me at 484-582-5512.

Sincerely,

/s/ Leslie S. Brush
Leslie S. Brush

cc:	Jason Niethamer
Melissa Walsh
Richard Fenyes

SunGard • 680 East Swedesford Road • Wayne, PA 19087